UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Adlai Nortye Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

00704R109*

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .      00704R109

1.	Names of Reporting Persons Nortye Talent Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,000,000 ordinary shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,000,000 ordinary shares(1)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9) 8.1%(2)
12.		Type of Reporting Person CO

(1)	Representing 9,000,000 Class A ordinary shares of the Issuer held by Nortye Talent Limited, a company incorporated in the British Virgin Islands. Nortye Talent Limited is ultimately owned by Trident Trust Company (HK) Limited. Trident Trust Company (HK) Limited acts as the trustee for the benefit of certain employees of the Issuer in the trust, which was founded for the Issuer’s share incentive plan. The trust deed between the Issuer and Trident Trust Company (HK) Limited, by which the trust was established, provides that the trustee shall exercise the voting power attached to the ordinary shares held by Nortye Talent Limited in the Issuer with the directions and/or prior written consent of the advisory committee established under the trust deed and which currently comprises an authorized representative of the Issuer, namely Mr. Junzhou, who is an employee of the Issuer.
(2)	This percentage is calculated based on a total of 110,700,805 ordinary shares outstanding of the Issuer as of December 31, 2023 as informed by the Issuer.

ITEM 1.

(a)	Name of Issuer: Adlai Nortye Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

c/o PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands

ITEM 2.

(a)	Name of Person Filing: Nortye Talent Limited

(b)	Address of Principal Business Office, or if None, Residence: 19/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong

(c)	Citizenship: British Virgin Islands

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes on all matters subject to a vote at general meetings of our company. Each Class B ordinary share shall be convertible into Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP Number:

00704R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover page.

(b)	Percent of class: See Item 11 of the cover page. The calculation is based on a total of 110,700,805 ordinary shares of the Issuer outstanding as of December 31, 2023.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover page.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2024

Nortye Talent Limited	By:	/s/ Jun Zhou
	Name:	Jun Zhou
	Title:	Authorized Signatory on behalf of T Proteus Limited as Director